Exhibit 99.4

Emera Reports 2026 Second Quarter Financial Results

HALIFAX, Nova Scotia – Today, August 7, 2026, Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported 2026 second quarter financial results1.

Highlights

•	Delivered Q2 2026 adjusted EPS[2] of $0.69 and reported EPS of $0.34.

•	Positioned to achieve 2026 adjusted EPS[2] growth above the annual target range of 5-7%[3] and remain committed to 5-7% adjusted EPS[2] growth through 2030[3].

•	Strengthened year-to-date operating cash flow[4] by 8% versus the first six months of 2025.

•	Safely advanced more than $1.7B of customer-focused infrastructure investments in the first half of 2026, while remaining on track to execute $4B annual capital plan this year.

“Our second quarter results reflect disciplined execution across the business and continued solid progress on our long-term growth strategy,” said Scott Balfour, President and CEO of Emera Inc. “During the first half of the year, we successfully concluded our portfolio optimization strategy with regulatory approval of the New Mexico Gas transaction and closing the sale of Grand Bahama Power Company. This further strengthens the company and sharpens our focus. Our utilities invested more than $1.7 billion on behalf of our customers in the same timeframe, supporting reliability, resiliency and growth across our jurisdictions. Looking ahead, our focused portfolio of high-quality regulated utilities positions Emera to continue delivering the reliable energy customers depend on, while creating long-term value for shareholders.“

Q2 2026 Financial Results

Q2 2026 adjusted net income attributable to common shareholders (“adjusted net income”)2 was $212 million, or $0.69 per common share, compared to $236 million, or $0.79 per common share, in Q2 2025. The decrease was primarily due to increased interest expense and foreign exchange (“FX”) losses at Corporate; decreased earnings at New Mexico Gas Company (“NMGC”); and lower earnings due to the sale of Grand Bahama Power Company (“GBPC”).

Q2 2026 reported net income was $105 million, or $0.34 per common share, compared to net income of $135 million, or $0.45 per common share, in Q2 2025. Reported income also included a $59 million increase in mark-to-market (“MTM”) losses, after-tax, and the $19 million loss on sale of GBPC, after tax and transaction costs, partially offset by the $72 million charges related to the pending sale of NMGC recognized in Q2 2025.

2026 YTD Financial Results

Year-to-date adjusted net income1 was $627 million or $2.06 per common share, compared with $615 million or $2.07 per common share year-to-date in 2025. Year-to-date adjusted net income1 increased $12 million primarily due to increased earnings at PGS, EES and TEC, higher equity earnings at Bear Swamp and higher income tax recovery at Corporate. These were partially offset by increased interest expense and higher operating, maintenance and general (“OM&G”) expenses at Corporate; lower earnings at NSPI and NMGC; and lower earnings due to the sale of GBPC.

Year-to-date reported net income was $667 million or $2.19 per common share, compared with net income of $718 million or $2.41 per common share, year-to-date in 2025. Year-to-date reported net income also included a $116 million decrease in MTM gain, after-tax, and the $19 million loss on sale of GBPC, partially offset by the $72 million charges related to the pending sale of NMGC recognized in Q2 2025.

The translation impacts of a stronger CAD on USD denominated earnings decreased net income attributable to common shareholders by $13 million in Q2 2026 and $43 million year-to-date compared to the same periods in 2025. In Q2 2026, the impact of the change in FX rates on adjusted net income was nil. Year-to-date, strengthening of the CAD decreased adjusted net income by $17 million, compared to the same period in 2025. These impacts include the effect of the FX hedges used to mitigate translation risk of USD earnings, which are included in Corporate in the Other segment.

(1)	Financial information is presented in CAD unless otherwise specified.

(2)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

(3)	Adjusted EPS growth guidance uses 2024 as base year.

(4)	Reflects operating cash flow pre-working capital.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended		Six months ended
millions of dollars (except per share amounts)	June 30		June 30
Adjusted Net Income [1,2]	2026	2025	2026	2025

Florida Electric Utility	$261	$260	$441	$424
Canadian Electric Utilities	16	17	102	138
Gas Utilities and Infrastructure	55	48	191	168
Other Electric Utilities	5	12	13	12
Other [3]	(125)	(101)	(120)	(127)

Adjusted net income [1,2]	$212	$236	$627	$615

MTM (loss) gain, after-tax[4]	(88)	(29)	59	175
Loss on sale of GBPC, after tax and transaction costs[5]	(19)	-	(19)	-
Charges related to the pending sale of NMGC, after-tax[6]	-	(72)	-	(72)

Net income attributable to common shareholders	$105	$135	$667	$718

EPS (Basic)	$0.34	$0.45	$2.19	$2.41

Adjusted EPS (Basic)[1,2]	$0.69	$0.79	$2.06	$2.07

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments; loss on sale of GBPC, after tax and transaction costs; and charges related to the pending sale of NMGC.

3 Lower earnings, quarter-over-quarter, primarily due to increased interest expense and Corporate FX losses on translation of USD short-term debt balances and decreased contributions from EES, partially offset by increased equity earnings at Bear Swamp and higher income tax recovery. Higher earnings, year-over-year, due to higher contributions from EES, increased equity earnings at Bear Swamp and higher income tax recovery, partially offset by increased interest expense and higher OM&G.

4 Net of income tax recovery of $37 million for the three months ended June 30, 2026 (2025 – $13 million recovery) and $24 million income tax expense for the six months ended June 30, 2026 (2025 – $71 million expense).

5 Net of income tax recovery of $2 million for the three and six months ended June 30, 2026.

6 Represents a $71 million non-cash impairment charge, after-tax, and $1 million in transaction costs, after-tax for the three and six months ended June 30, 2025. Amounts are net of an income tax recovery of $5 million for the three and six months ended June 30, 2025.

Consolidated Financial Review

The following table highlights significant quarter-over-quarter and year-over-year changes in adjusted net income from 2025 to 2026:

For the millions of dollars	Three months ended June 30	Six months ended June 30
Adjusted net income – 2025[1,2]	$236	$615
Operating Unit Performance
Increased earnings at PGS due to higher revenue from new base rates and higher off-system sales, partially offset by higher OM&G and depreciation	15	33
Increased equity earnings at Bear Swamp due to business interruption insurance received related to an unplanned outage in 2025 and higher generation	19	23
Increased earnings year-over-year at TEC due to higher revenue from new base rates and higher off-system sales, partially offset by higher depreciation, increased state and municipal taxes, higher interest expense and the impact of a stronger CAD	1	17
Decreased earnings year-over-year at NSPI due to lower income tax recovery as a result of higher clean technology investment tax credits in 2025 ($18 million), higher OM&G and higher depreciation expense. These were partially offset by higher sales volumes	-	(36)
Decreased earnings due to the sale of GBPC in May 2026	(7)	(7)
Decreased earnings quarter-over-quarter at EES due to timing of hedge settlements related to storage positions and higher transport costs. Increased earnings year-over year due to favourable market conditions that led to higher natural gas prices and increased volatility that created profitable opportunities	(10)	26
Decreased earnings at NMGC primarily due to higher OM&G	(12)	(12)
Corporate
Increased income tax recovery quarter-over-quarter primarily due to an increased loss before provision for income taxes, partially offset by an unfavourable deferred income tax asset valuation adjustment. Increased income tax recovery year-over-year due to an increased loss before provision for income taxes	3	9
Increase OM&G, pre-tax, primarily due to lower gain on the long-term incentive hedge and increased costs as a result of New York Stock Exchange listing	(1)	(13)
Increased Corporate FX losses on the translation of USD short-term debt balances. Year-over-year is partially offset by a decreased realized loss on FX hedges	(9)	(4)
Increased interest expense, pre-tax, due to higher long-term debt primarily resulting from timing of financings, partially offset by interest earned on debt proceeds held in invested cash. Year-over-over is also partially offset by lower short-term debt	(21)	(28)
Other Variances	(2)	4
Adjusted net income – 2026[1,2]	$212	$627

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest US GAAP measure.

2 Excludes the effect of MTM adjustment; loss on sale of GBPC, after tax and transaction costs; and charges related to the pending sale of NMGC, net of tax.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q2 2026 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of applicable US securities laws including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) with respect to Emera, including without limitation, statements about: Emera’s plans to achieve 2026 adjusted EPS2 growth above the annual target range of 5-7%3 and remain committed to 5-7% adjusted EPS2 growth through 2030; the Company’s capital plans being on track for 2026; Emera’s focused portfolio of high-quality regulated utilities enabling it to continue to deliver reliable energy to customers and create long-term value for shareholders; and the pending sale of NMGC. . Forward-looking information is typically identified by words such as “anticipate,” “expect,” “intend,” “plan,” “target,” “believe,” “forecast,” “estimate,” “will,” “may,” “should,” and similar expressions suggesting future outcomes. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. The forward-looking information in this news release is made only as of the date hereof, and except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking information as a result of new information, future events or otherwise. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Teleconference Call

The company will be hosting a teleconference today, Friday, August 7, 2026, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2026 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.7 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, SVP, Capital Markets

902-233-2674

dave.bezanson@emera.com

Emera Inc.

Media

Emera Corporate Communications

media@emera.com